FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated November 03, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Nov 03, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2 andar São Paulo, SP - Brasil 05093-901 tel. +55 11 2113-3552 www.sadia.com.br

Concórdia-SC, October 27, 2005

NOTICE OF THE EXTRAORDINARY AND SPECIAL PREFERRED SHAREHOLDERS MEETINGS

The shareholders of Sadia S.A. (the “Company”) are invited to attend the Extraordinary and Special Preferred Shareholders’ Meetings to be held on December 15, 2005, 02.00 p.m. and 03:30 p.m., respectively, at its headquarters located at Rua Senador Attílio Fontana nº 86, Concórdia-SC, to discuss and make a resolution about the following Order of Business:

I. At the Extraordinary Shareholders Meeting:
(i) make a resolution about the proposal submitted by the Board of Directors and approved at the meeting held on 10/27/2005 about the reform of the Bylaws in order to (1) give preferred shares the right to be included in a public offering resulting from the disposal, if any, of the Company’s control (tag along rights), in accordance with the conditions set forth in Art. 254-A, of Law 6404/76, with the wording given by Law 10203/01, and (ii) exclude the right to a dividend, per preferred share, 10% higher than that of each common share, and, consequently, rewriting Art. 12, letter “b”, of the Bylaws and (2) Consolidation of the text of the Bylaws;

II. At the Special Preferred Shareholders Meeting
In compliance with the provisions of Law 6404/76, Paragraph 1 of Art. 136, make a resolution about the ratification of the possible approval of item (1) (ii) of the Order of Business of the Extraordinary Shareholders Meeting, the purpose of which is to exclude the right to a dividend, per preferred share, 10% higher than that of each common share.

General Instructions:
1. proxies for the Extraordinary and Special Preferred Shareholders Meetings shall be deposited in the Company’s headquarters up to 04:00 p.m. of 12/12/2005.
2. the documentation relating to the Order of Business to be discussed at the shareholders meetings called herein is at the disposal of the shareholders, at the Company’s headquarters and in the sites www.sadia.com.br, www.cvm.gov.br and www.bovespa.com.br, as required by Law 6404/76, Art. 135, Paragraph 3.

Concórdia-SC, October 27, 2005

WALTER FONTANA FILHO
Chairman of the Board of Directors
SADIA S.A.

A Publicly-Held Company
CNPJ/MF nº 20,730,099/0001-94